Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that due to the relevant requirements of Opinions on Further Regulation on Party and Political Leaders and Cadres Working Part-time (Holding Office) in Enterprises (《關於進一步規範黨政領導幹部在企業兼職（任職）問題的意見》), Mr. Wei Jin Cai has tendered his resignation as an independent non-executive director of the Company to the Board which shall take effect upon the date of the effective appointment of the new independent non-executive director of the Company according to the "Guidance Opinions on the Establishment of Independent Director System by Listed Companies” issued by the China Securities Regulatory Commission and the articles of association of the Company. Once his resignation becomes effective, Mr. Wei Jin Cai shall then also cease to be a member of the audit committee, the nomination committee and strategic decision-making committee under the Board. Mr. Wei Jin Cai confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

Mr. Wei Jin Cai shall continue to perform his duties as the independent non-executive director of the Company, and the member of the audit committee, the nomination committee and the strategic decision-making committee according to the relevant requirements under the laws, administrative regulations and the articles of association of the Company, until the appointment of new independent non-executive director has been approved by the shareholders in general meeting.

The Board would like to express its sincere appreciation to Mr. Wei Jin Cai for his contribution to the Company's development during his terms of office.

The Company has been taking steps to identify suitable candidate for the new independent non-executive director and will complete the selection and appointment procedures in due course according to the relevant requirements. A further announcement in respect of appointment of new independent non-executive director will be made by the Company as and when appropriate.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 April 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.